Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

October 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kyle Wiley, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Lisa Etheredge, Senior Staff Accountant

Re:	Tempus Labs, Inc.

Draft Registration Statement on Form S-1

Submitted September 1, 2021

CIK: 0001717115

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 30, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on September 1, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Cover Page

1.

Please clarify that you will be a “controlled company” on the cover page but have elected not to take advantage of the controlled company exemption to the corporate governance rules for publicly listed companies.

In response to the Staff’s Comment, the Company has revised the disclosure on the cover page of the prospectus contained in the Amended Draft Registration Statement.

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United States Securities and Exchange Commission

October 28, 2021

Page Two

Prospectus Summary, page 1

2.

Your disclosure on page 9 indicating that you have two algorithmic tests appears inconsistent with your disclosure elsewhere on page 30 indicating that you have three algorithmic tests. Please revise the disclosure to resolve this inconsistency or explain.

The Company respectfully advises the Staff that, as indicated on page 9 of the Amended Draft Registration Statement, the Company “currently offer[s] two algorithmic tests in oncology” (emphasis added). The Company also has developed an algorithmic test in cardiology, which is discussed on page 156 of the Amended Draft Registration Statement. Accordingly, the Company respectfully submits that the disclosures in the Amended Draft Registration Statement concerning the Company’s algorithmic tests are consistent.

3.

Please provide additional context regarding your revenue in 2020 and the six months ended June 30, 2021. Disclose the portion of your revenue generated from COVID-19 testing for each period. Also disclose that you expect your COVID-19 revenue to decrease due to the expiration of your agreement with CVS in July 2021 and as the prevalence of COVID-19 subsides and as other COVID-19 testing providers enter the market.

In response to the Staff’s Comment, the Company has revised the disclosure on page 3 of the Amended Draft Registration Statement.

Our Three Product Lines, page 5

4.

Please disclose the percentage of revenue generated from each of the three product lines. We note that the substantial majority of your total revenue is generated from genomics and the revenue from Algo has not been significant.

In response to the Staff’s Comment, the Company has revised the disclosure on page 6 of the Amended Draft Registration Statement.

Data, page 6

5.	Please revise your disclosures on pages 7-8 regarding the cohort graphics as follows:

•	Clarify the differences (if any) between sequencing revenue presented here and genomics revenue as presented on the face of your financial statements.

•	Describe the limitation of these analyses. For example, revise to explain the types of revenues and cost of revenues excluded from these analyses.

•	Since you do not present any gross profit measures on the face of your GAAP income statement, please remove references to the phrase “gross profit” from these analyses.

•	Revise the note below the 2020 Cohort table on page 8 to quantify the cost of subsequent data revenue that is excluded from the cohort analysis for each period presented.

•	Make similar revisions as needed to the cohort analyses presented on pages 105-106 and 147-148.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 8, 9, 106, 107, 149 and 150 of the Amended Draft Registration Statement.

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United States Securities and Exchange Commission

October 28, 2021

Page Three

Risk Factors

Risks Related to Our Business and Strategy, page 22

6.	Please discuss the material terms of your contract with the Illinois Department of Health, including any termination provisions.

In response to the Staff’s Comment, the Company has updated the disclosure on page 23 of the Amended Draft Registration Statement.

7.

You disclose on page 31 that mentions in peer-reviewed journal publications are a good indicator of success. We also note your disclosure on page 163 indicating that you have self-authored 29 of 41 total articles in which you have been mentioned. Please revise your risk factor to include possible conflicts of interest related to such self-publications.

In response to the Staff’s Comment, the Company has updated the disclosure on page 32 of the Amended Draft Registration Statement.

We rely on a limited number of suppliers or, in some cases, sole suppliers..., page 41

8.

You disclose that you rely on sole suppliers such as Illumina, Inc. for certain sequencers, reagents, blood tubes and other equipment, instruments and materials that you use in your laboratory operations. Please disclose the material terms of your agreement with Illumina, including term and termination provisions. Tell us what consideration you have to filing this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s Comment, the Company has revised the disclosure on page 172 of the Amended Draft Registration Statement. In addition, the Company respectfully advises the Staff that it has submitted the Supply Agreement with Illumina, Inc. as Exhibit 10.13 to the Amended Draft Registration Statement.

We have identified a material weakness in our internal control over financial reporting, page 74

9.

You state that you have taken steps to remediate the material weakness in your internal controls by hiring a Chief Accounting Officer and other key technical accounting and financial reporting roles to further develop and document your accounting policies and financial reporting procedures, including ongoing senior management review. You also state that you will continue to work to remediate this material weakness by hiring additional qualified accounting and financial reporting personnel, training existing personnel, and improving your accounting processes. Please disclose how long you estimate it will take to complete your plans and any associated material costs that you have incurred or expect to incur.

In response to the Staff’s Comment, the Company has revised the disclosure on page 79 of the Amended Draft Registration Statement.

We are highly dependent on the services of Eric Lefkofksy ..., page 77

10.

We note your disclosure that you are highly dependent on the services of Eric Lefkofsky, your Founder, Chief Executive Officer and Chairman of your board of directors. Please disclose the percentage of his time that he devotes to the business of the company given his other responsibilities as the co-founder and Executive Chairman of the board of Pathos AI, Inc. and the managing partner and co-founder of Lightbank LLC.

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United States Securities and Exchange Commission

October 28, 2021

Page Four

In response to the Staff’s Comment, the Company has revised the disclosure on page 78 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 112

11.

You state that the increases in Genomics revenue in 2020 and the six months ended June 30, 2021 were attributable primarily to the increases in the number of next generation sequencing clinical tests delivered. Please disclose the number of clinical test that were delivered for each period presented.

In response to the Staff’s Comment, the Company has updated the disclosure on pages 113 and 115 of the Amended Draft Registration Statement.

Comparison of the Six Months Ended June 30, 2020 and 2021, page 112

12.

For all periods presented, please revise to provide greater context to your discussion of changes in revenue between periods. For example, please revise to quantify the extent to which increases are attributable to increases in prices or volume of tests performed in the Genomics product category or the number of new subscription agreements in the data and other product category. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s Comment and in accordance with Item 303(a)(3)(iii) of Regulation S-K, the Company has revised the disclosure regarding revenue increases on pages 113, 114 and 115 of the Amended Draft Registration Statement to clarify the bases for the revenue increase. The Company also notes that, with respect to the Genomics product category, the Company has revised its disclosures throughout the Amended Draft Registration Statement to disclose changes in the number of tests performed during the relevant reporting periods. The Company refers the Staff to the amended disclosures in response to Comment Nos. 11 and 16. With respect to the Data and other product category, the Company has revised its disclosures throughout the Amended Draft Registration Statement to disclose the unique nature of each of the Company’s contracts, and that changes in revenue are therefore driven largely by the adoption of the Company’s offerings and timing of contractually obligated data deliveries. The Company refers the Staff to the amended disclosures in response to Comment No. 24.

Cash Flows, page 117

13.

In order to provide investors with a better understanding of your business as a whole, please revise your discussion of cash flows for all periods presented so that the causes for changes in cash flows are addressed, rather than simply repeating the numerical data contained in the consolidated financial statements. Please refer to Instruction 4 to Item 303(a) of Regulation S-K.

In response to the Staff’s Comment and in accordance with Item 303(a) of Regulation S-K, the Company has revised the disclosure on pages 118 and 119 of the Amended Draft Registration Statement.

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United States Securities and Exchange Commission

October 28, 2021

Page Five

Contractual Obligations and Commitments, page 118

14.

We note that the amount of total purchase obligations shown here is not consistent with the amounts presented on page F-25. Please revise to clarify the nature of the purchase obligations shown here and how the amounts presented were determined. For example, to the extent that these represent obligations under data license agreements, it is unclear if amounts presented include estimates for additional payments contingent on the commercialization of data. Please also make any conforming changes, as necessary, on page F-25.

In response to the Staff’s Comment on clarifying the nature of purchase obligations, the Company has revised the disclosure on pages 119 and 120 of the Amended Draft Registration Statement to be consistent with the purchase obligations on page F-25 and F-26, which are presented as of December 31, 2020. The Company considered the guidance in ASC 270-10-50-3, which encourages management to provide commentary relating to effects of significant events upon the interim financial statements. There have been no material changes to the Company’s purchase commitments during the interim period, and as such, the June 30, 2021 commitments were not included in the financial statements.

Critical Accounting Policies and Estimates

Revenue Recognition, page 119

15.

You disclose on page 166 that you only received payment on approximately 50% and 48% of your clinical oncology NGS tests during 2019 and 2020. It is unclear if you anticipated this level of reimbursement when you developed your estimates of variable consideration. Please revise to discuss the significant judgements made in the application of your revenue accounting policies and the likelihood of materially different reported results if different assumptions or conditions were to prevail. Refer to Item 303(a) of Regulation S-K, SEC Interpretive Release No. 33-8350 and SEC Release No. 33-8040.

The Company respectfully advises the Staff that it has described significant judgements surrounding reimbursement within the revenue recognition footnote disclosures on pages F-14, F-15 and F-16. The Company considers historical reimbursement rates when developing estimates for variable consideration. There have been no material changes to such estimates. In response to the Staff’s Comment, the Company has revised the disclosure on pages 36, 121 and 185 and F-14, F-15 and F-16 of the Amended Registration Statement to detail the Company’s process and assumptions.

16.

We note from your disclosures on pages 34 and 181 that all claims submitted to the Local MAC for NGS oncology tests performed for Medicare beneficiaries in your Chicago lab after March 25, 2021 have been denied. We further note that this type of testing represented 30% of your clinical testing volume as of June 30, 2021. While you have begun the process of appealing these denials, it is unclear how you accounted for these claims and how your financial statements have been impacted. Please refer to SEC Release No. 33-8040, Item 303(a) of Regulation S-K and ASC 606-10-50-17. Please revise your disclosures here, in your MD&A and in your financial statement footnotes, as applicable, to:

•	Discuss any changes to your estimates of variable consideration.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

October 28, 2021

Page Six

•	Quantify the amount of unpaid receivable balances as of June 30, 3021 related to these denied claims.

•	Explain if and how you plan to pursue reimbursement from other sources if your denial appeals are not successful.

•	Quantify the amount of revenue recognized for NGS oncology tests performed for Medicare beneficiaries in your Chicago laboratory after March 25, 2021.

•	To the extent you continue to recognize revenue associated with NGS oncology tests performed for Medicare beneficiaries in your Chicago laboratory, tell us how you considered ASC 606-10-32-14.

The Company respectfully advises the Staff that significant judgements surrounding reimbursement are described within the revenue recognition footnote disclosures on pages F-14, F-15 and F-16. The Company considers historical reimbursement rates, as well as known current or anticipated reimbursement trends not reflected in the historical data, when developing estimates for variable consideration. Given the revised coding instructions received from National Government Services, Inc. on March 25, 2021, the Company began estimating reimbursement for Medicare testing referenced in the communication at zero dollars when calculating the contractual allowance. In doing so, no revenue was recognized for Medicare tests following the March 25, 2021 communication and, as such, there are no unpaid receivable balances for Medicare tests following the March 25, 2021 communication. In response to the Staff’s Comment, the Company has revised the disclosure on pages 36, 113, 121,185, F-14, F-15 and F-16 to detail the Company’s process and assumptions, and provided for further clarity within the Company’s revenue recognition policy.

Business

Ingestion and Generation of Data, page 129

17.

You disclose that you have approximately 200 direct data connections, many of which are bi-directional. Please revise to clarify if you are paying for the data you acquire and/or ingest. Please explain if there are any goods or services you provide to these entities in exchange for the data you receive. Please also revise to address what happens to the data you have acquired if the providers who gave you access to data cease doing business with the Company. For example, it is unclear if you retain rights to sell and/or license the data acquired into perpetuity or only for a specific period of time.

The Company respectfully advises the Staff that the Company does not provide goods or services directly in exchange for data; however, healthcare institutions must provide the Company with data (which the Company subsequently de-identifies) for the Company to provide certain of its services, including Next Generation Sequencing testing and clinical trial matching. Accordingly, the Company receives data in two primary ways. Healthcare institutions supply the Company with data in its capacity as a covered entity when the Company provides Next Generation Sequencing services to a patient being treated by that institution. The Company also receives data from healthcare institutions in its capacity as a business associate when, for example, it provides clinical trial matching services or data de-identification and structuring services to the institution. In addition to the data the Company receives in its capacities as a covered entity and business associate, the Company currently has a limited number of paid license agreements through which it acquires de-identified data directly from healthcare associations or institutions. In most cases, the Company retains rights in the de-identified data in perpetuity.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 2, 124, 125 and 131 of the Amended Draft Registration Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

October 28, 2021

Page Seven

Customer Facing Applications, page 132

18.

Please revise to more clearly explain the relationship between your customer facing applications (Hub and Lens) and your three product lines (Genomics, Data and Algos), including your primary Data products, Insights and Therapies.

In response to the Staff’s Comment, the Company has revised the disclosure on page 134 of the Amended Registration Statement to further clarify the relationship between its customer-facing applications and its product lines.

Therapies, page 148

19.

Please revise to more fully describe the billing process for your Therapies product. For example, your disclosures on page 119 and F-15 indicate that the performance obligation is delivery of a notification of a matched patient for clinical trial or enrollment of a patient in a clinical trial. It is unclear how customers are notified that these performance obligations have been fulfilled.

In response to the Staff’s Comment, the Company has revised the disclosure on pages F-15 and F-16 of the Amended Draft Registration Statement to clarify that the customer, which is the clinical trial sponsor (life sciences company), also receives regular notifications (typically multiple times per month) from the Company to establish the number of performance obligations delivered or fulfilled for the billing period.

The Company respectfully refers the Staff to its response below to Comment No. 24, where it has revised the Data and other revenue recognition policy to clarify the nature and delivery of performance obligations for both Insights and Therapies agreements.

Clinical Testing, page 166

20.

So that we may better understand your business, please revise to explain your responsibilities (if any) for finding a replacement patient or issuing a refund in the event that a patient you matched to a clinical trial decides not to proceed with (or unenrolls from) a clinical trial. Please also clarify if the Company is obligated to identify a specific number of potential clinical trial candidates or enroll a certain number of patients into clinical trials over a given period.

The Company respectfully advises the Staff that the Company is obligated to identify eligible patients and notify the treating physician of potential clinical trial matches. The treating physician, in turn, is responsible for selection and referral of the patient to a clinical trial site. If a site is selected that is part of the Company’s TIME Trial® program, the Company may also facilitate the initiation of the clinical trial site. The Company does not have an obligation to find a minimum number of patients, identify a replacement patient, or issue a refund in the event a patient who was matched to (or enrolled in) a clinical trial un-enrolls or withdraws from the clinical trial.

Further, the Company respectfully refers the Staff to its response below to Comment No. 24, which the Company has revised to clarify its Data and other revenue recognition policy by further explaining the nature and delivery of performance obligations within Data and other agreements. The Company has also added a statement that it does not have a significant obligation for refunds for its Data and other product offerings.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

October 28, 2021

Page Eight

Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-10

21.

You disclose on page 41 that some of your agreements with customers require you to cover the initial setup costs for Data products. If material, please revise to provide accounting policy disclosure for costs to obtain and/or fulfill contracts. Please refer to ASC 340-40.

The Company respectfully advises the Staff that it no longer views the customization of Data products as a material risk, and has updated the Amended Registration Statement to delete such risk factor.

Concentration of Credit Risk, page F-12

22.

Please revise to disclose revenue and accounts receivable customer concentrations as of and for the period ended June 30, 2021. For all periods presented, please also disclose concentrations in revenue due to COVID-19 testing. We note your disclosures on page 145 that you have shifted resources away from COVID-19 testing and do not expect the level of COVID-19 testing to be material to your business going forward. Please refer to ASC 275-10-50-16 through 50-18.

In response to the Staff’s Comment, the Company has updated the disclosure on page F-12 of the Amended Draft Registration Statement to include customer concentration data as of June 30, 2021, as well as revenue generated for COVID-19 in each period presented.

Revenue Recognition, page F-14

23.

We note your disclosure on page 132 that you sometimes charge for access to Lens when a customer is interested in either a broader integration or some form of customization. Please tell us how you considered if access to Lens should be considered a separate performance obligation within your Data and other product offering. Please refer to ASC 606-10-25-14 through 25-22.

In response to the Staff’s Comment, the Company respectfully advises the Staff that its Lens application, which launched in May 2021, has varying levels of functionality. Today, the Company’s customers use Lens to identify cohorts of data they may license in the future. Over time, the Company expects that certain customers may also choose to access additional enhanced analytical tools, which Lens enables, to perform more sophisticated analyses on licensed datasets, and the Company intends to charge an access fee when they do. In these cases, the Company treats customer access to the enhanced Len’s features as a separate performance obligation. To further clarify these points, the Company has revised the disclosure on page 138 of the Amended Draft Registration Statement and has revised the disclosure on page F-15.

24.

You disclose on page 146 that for your Insights offering, customers pay either on a per file basis or through multi-year subscription agreements. You also indicate that you have signed contracts with a total remaining contract value of $172 million that you expect deliver to over the next several years. Please revise your revenue recognition policy for data and other to describe the types of contracts available to customers, to disclose the average length of your multi-year subscription agreements, and to provide the disclosures required by ASC 606-10-50-13.

In response to the Staff’s Comment, the Company has revised the disclosures on pages 7, 148, F-15 and F-16 to clarify the types of contracts available to its customers, including the nature and evaluation of contracts and performance obligations within Data and other.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

October 28, 2021

Page Nine

While certain of the Company’s pharmaceutical and biotechnology contractual arrangements are defined as multi-year subscription agreements in the Amended Registration Statement, these agreements are structured with multiple distinct data deliveries spanning multiple years. As a result, the Company respectfully advises the Staff that it has revised the term “multi-year subscription agreement” to “multi-year data licensing agreement,” which more accurately describes the nature of these agreements.

With regard to the average length of customer agreements, the Company’s multi-year agreements generally allow customers to either opt in annually and/or terminate future performance obligations prior to the end of the stated term with less than twelve months’ notice and without penalty. As a result, the Company’s contract period for these agreements is generally considered less than one year.

In evaluating the contract length, the Company cites guidance in Revenue TRG Memo No. 48, Issue 2 – Customer Termination Rights and Penalties, and Issue 3 – When Should an Optional Purchase be Considered a Separate Performance Obligation. Issue 2 concludes that customer cancellation rights can be akin to a renewal option, typically when there are no contractual penalties that compensate the other party upon cancellation, and when the customer has the unilateral right to terminate the contract. Issue 3 concludes that options are only a performance obligation if the option provides the customer with a material right, when there are no contractual penalties that compensate the other party.

ASC 606-10-50-14 states that an entity need not disclose the information in paragraph 606-10-50-13 for a performance obligation if it is part of a contract that has an original expected duration of one year or less. The Company has revised the disclosure on pages F-15 and F-16 of the Amended Registration Statement to state that it has applied this practical expedient to the Data and other revenue recognition disclosure.

For these reasons, the Company believes it has satisfied the disclosure requirements as described under ASC 606-10-50-13, and has updated the disclosure on pages 41 and 148 of the Amended Registration Statement to clarify the nature of the contractual obligations for the total contract value of $172 million.

25.

On page 107, you disclose that through your Insights product, you license libraries of de-identified data and provide a suite of analytical services. Please tell us the nature of analytic services provided and explain how you determined those services did not represent a separate performance obligation. Additionally, we note your disclosure on page 146 that data profiles regularly update with clinical outcome and response data over time. Please tell us and revise your filing as appropriate to explain your process for providing license updates to customers, the specific features and functionality that your updates and upgrades provide and how you account for those updates. Please specifically address how you considered if those updates represent a distinct performance obligation. Please refer to ASC 606-10-25-21.

The Company respectfully advises the Staff that analytical services typically involve data analysis and research performed by the Company on behalf of the customer, the output for which is generally delivery of data, or a report addressing a series of questions and providing analytical results. Revenue is generally recognized upon the completion of the analytical services, as defined by the contract.

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October 28, 2021

Page Ten

Analytical services are typically considered a distinct service in line with the guidance in ASC 606-10-25-19, and the Company has historically treated analytical services as a separate performance obligation from data licensing; however, the Company has not disclosed analytical services in greater detail due to immateriality to the Company’s operating results to date. For the year ended December 31, 2020 and for the six months ended June 30, 2020 and 2021, the Company recognized approximately $0.6 million, $0.3 million, and $1.2 million of revenue from analytical services, respectively.

With respect to data refreshes, the Company respectfully advises the Staff that the reference to regularly updating data profiles on page 149 of the Amended Registration Statement refers to the nature of the Company’s records in its internal database, and is intended to demonstrate the dynamic nature of such records and why the Company is able to commercialize such records multiple times over multiple periods.

When a customer licenses data, the Company delivers to them a copy of the de-identified data records they licensed, which the Company exports from its database. To the extent the data is updated in the Company’s internal database, oftentimes with updated clinical information, those updates are not automatically provided to customers. If a customer contract requires refreshes, the Company treats such refresh as a distinct performance obligation, similar to other data deliveries. Revenues related to data refreshes are recorded when such data is delivered to the customer. The Company respectfully refers the Staff to its response to Comment No. 24 for additional information.

Cost of Revenue, Genomics, page F-15

26.

You disclose on page F-15 that your cost of revenue, genomics includes third-party laboratory costs. So that we may better understand your business, please explain the nature of your contractual relationships with third-party laboratories, including the types of services performed by these labs. Please tell us how you considered the involvement of third party labs in determining if you were acting as a principal or an agent in your contractual arrangements with customers. Please refer to ASC 606-10-55-36 through 55-40.

The Company respectfully advises the Staff that third-party laboratory costs in each period presented were less than $0.1 million. Due to immateriality of this activity and to avoid confusion regarding material costs included within the Cost of Revenues, Genomics line, the Company has revised the disclosure on pages 111, F-15 and F-16 of the Amended Draft Registration Statement to remove reference to third-party laboratory costs. The Company will continue to monitor these costs on a go-forward basis and add disclosure as necessary to the extent these costs become material.

27.

You disclose on page 110 that, for the genomics product offering, costs associated with performing your tests are recorded at the time of report delivery. This seems inconsistent with disclosures on page F-15 indicating that costs are recorded as the tests are processed. Please revise as appropriate to correct this apparent discrepancy. If costs are recorded at the time of report delivery, please explain to us the basis for this policy and describe to us the typical time delay between processing of tests and report delivery.

In response to the Staff’s Comment, the Company has updated the disclosure on pages 111 and F-15 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that its policy is to record costs as tests are processed, which is the time of report delivery.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

October 28, 2021

Page Eleven

Research and Development, page F-16

28.

Please revise to explain how you differentiate between expenses classified as Research and Development and those classified as Technology. To the extent that technology expenses do not qualify as research and development costs under either ASC 985-20-25 or 730-10-25, please tell us how your policy of excluding technology costs from cost of revenues and/or selling, general and administrative expenses complies with Rule 5-03(b)(2) of Regulation S-K.

The Company respectfully advises the Staff that the expenses classified as Technology are composed of personnel expenses incurred in the development of the Company’s technology platform and software applications compared to those expenses classified as Research and Development, which are associated with activities attributable to the Company’s scientific and laboratory research associated with development of new assays and products. The Company notes the technology expenses qualify as research and development costs. Because the Company operates as both a technology and healthcare company, we believe that it is beneficial to potential investors to understand the distinct investments the Company is making in both scientific research and development and in its technology platforms. In response to the Staff’s Comment, the Company has updated the disclosure on pages 111 and F-17 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that, in a subsequent amendment to the Amended Draft Registration Statement, the Company will rename the “Technology” line item in the statement of operations to “Technology research and development” and apply the same throughout the Amended Draft Registration Statement and financial statements included therein.

5. Goodwill and Intangibles, page F-23

29.

Please revise to more fully explain the nature of your licensed data intangible asset, including how you acquired it, how it is used in your business and the relationship, if any, between this asset and your liabilities for accrued data licensing fees.

The Company respectfully advises the Staff that licensed data refers to two intangible assets which were acquired by entering into research collaboration agreements with two separate parties. In each of these arrangements, the other party provides the Company with specified data, which currently is used primarily for research and development purposes. In addition, the data acquired may be licensed to third parties, such as pharmaceutical and biotechnology companies. The Company is required to make minimum annual payments and could be subject to additional payments if the data is licensed to third parties. The asset represents the Company’s right to use these datasets, and the liability represents the required minimum payments. These payments are captured in the accrued data licensing fees line on the balance sheet. In response to the Staff’s Comment, the Company has updated the disclosure on page F-24 of the Amended Draft Registration Statement.

7. Stockholders’ Equity, page F-26

30.	Please revise to address the conversion rights associated with Class B common stock as described on page 211.

In response to the Staff’s Comment, the Company has revised the disclosure on page F-27 of the Amended Draft Registration Statement.

9. Stock Based Compensation, page F-30

31.

Please provide us with a breakdown of the details of all stock-based compensation awards granted since January 1, 2021, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

October 28, 2021

Page Twelve

In response to the Staff’s Comment, the Company has provided a summary of grant activity since 1/1/2021 below:

Type of Award	Grant Date	Number of Awards	Fair Value		Valuation Method
Restricted Stock Units	1/27/2021	[***]	$	[***]	Market Multiple Approach, Income Approach (Discounted Cash Flow)
Performance Stock Units	4/21/2021	[***]	$	[***]	Monte Carlo Valuation
Restricted Stock Units	4/21/2021	[***]	$	[***]	Market Multiple Approach, Income Approach (Discounted Cash Flow)
Performance Stock Units	7/14/2021	[***]	$	[***]	Monte Carlo Valuation
Restricted Stock Units	7/14/2021	[***]	$	[***]	Market Approach - PWERM

The Company respectfully advises the Staff that its Series G-2 financing in January 2021 was valued using an underlying stock price of $[***], participants of which included two new third-party investors, which the Company believes supports the reasonableness of the fair values that have been calculated.

In May 2021, the Company’s board of directors formally approved a plan to pursue an initial public offering. As a result, the Company changed its valuation methodology from a market approach to a probability-weighted expected return method. Assumptions used in the Company’s contemporaneous valuations were appropriately updated between the two valuation dates to properly reflect this decision, including a decrease in the anticipated time to liquidity from [***] years to [***] years for a public offering and [***] years under a going concern scenario, an update in the weighting of the offering versus going concern from [***] to [***] , and a reduction in the discount for lack of marketability from [***]% to [***]%.

10. Convertible Promissory Notes, page F-32

32.

Please revise to explain how you account for principal reductions to your convertible promissory notes that are based upon the value of Google Cloud Platform services you use. Please also clarify the extent to which these notes require any minimum principal and/or interest payments prior to the maturity date. We note disclosure on page F-23 that your current liabilities include $15.5 million of interest payable as of June 30, 2021 but it is unclear if these amounts pertain to your convertible promissory notes.

The Company respectfully advises the Staff that it has revised the disclosure within Footnote 10 on pages F-33 of the Amended Draft Registration Statement to include how the Company accounts for the principal reductions for its convertible promissory note.

Further, the Company respectfully advises the Staff that the interest payable as of June 30, 2021 does pertain to the convertible promissory notes. The Company had concluded the classification of interest was current as a result of the Company’s option to prepay early. However, because the Company has no current intent to prepay the note early, the Company has revised the interest payable from current liabilities to non-current liabilities in conjunction with repayment terms under the agreement underlying the convertible promissory note.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

October 28, 2021

Page Thirteen

15. Subsequent Events, page F-38

33.

Please revise to clarify if the negative impacts to your business as a result of COVID-19 were also minimal for the six months ended June 30, 2021. Additionally, we note from your disclosure on page 22 that your COVID-19 testing agreement with CVS expired in July 2021. Considering that this contract represented 24% of your revenues for the year ended December 31, 2020 and 42% of your revenues for the six months ended June 30, 2021, please revise to disclose the expiration of this agreement. Please refer to ASC 855-10-50-2 and ASC 275-10-50-16 through 50-18.

The Company respectfully advises the Staff that it has revised the disclosure under the heading “Subsequent Events” on page F-40 of the Amended Draft Registration Statement to reference that the negative impacts on the business as a result of COVID-19 were minimal for the six months ended June 30, 2021. Additionally, the Company has modified the footnote on page F-40 of the Amended Draft Registration Statement to reference the CVS agreement expiration in July 2021.

Exhibits

34.	Please file the master agreement with Pathos AI, Inc. as a related party agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that it has submitted the Master Agreement with Pathos AI, Inc. as Exhibit 10.15 to the Amended Draft Registration Statement.

35.	Please file the convertible promissory note with Google LLC and the Google Cloud Platform Agreement as exhibits. Refer to Item 601(b)(4) of Regulation S-K.

The Company respectfully advises the Staff that it has submitted the Convertible Promissory Note with Google LLC (“Google”) as Exhibit 10.14 to the Amended Draft Registration Statement.

The Company respectfully advises the Staff that it believes it is not required to file the Google Cloud Platform Agreement (the “Google Agreement”) as a material contract under Item 601(b)(10)(ii)(B) of Regulation S-K. The Google Agreement is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. While Google is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of Google, such as Amazon Web Services, Microsoft, AT&T Global Services and Hewlett Packard, and the Company believes that these providers could provide it with services to host the Company’s platform that are substantially similar to those that it receives from Google. In addition, if the Company were to receive notice from Google of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or results of operations over a durationally significant period. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its cloud service arrangements with Google, and therefore does not believe it is required to file the Google Agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

October 28, 2021

Page Fourteen

General

36.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s Comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

* * *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

October 28, 2021

Page Fifteen

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Eric Lefkofsky, Tempus Labs, Inc.

Jim Rogers, Tempus Labs, Inc.

Erik Phelps, Tempus Labs, Inc.

Ryan Bartolucci, Tempus Labs, Inc.

Courtney Tygesson, Cooley LLP

Christina Roupas, Cooley LLP

Richard Segal, Cooley LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com